UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.  )*

REVLON, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
BARRY F. SCHWARTZ
EXECUTIVE VICE CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER
MACANDREWS & FORBES HOLDINGS INC.
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
ADAM O. EMMERICH, ESQ. AND TREVOR S. NORWITZ, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000

October 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761525609	13D	Page	2	of	27

1	NAME OF REPORTING PERSON Ronald O. Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	3	of	27

1	NAME OF REPORTING PERSON MacAndrews & Forbes Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	4	of	27

1	NAME OF REPORTING PERSON MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	5	of	27

1	NAME OF REPORTING PERSON REV Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	6	of	27

1	NAME OF REPORTING PERSON MacAndrews Cosmetics Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	7	of	27

1	NAME OF REPORTING PERSON Mafco One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	8	of	27

1	NAME OF REPORTING PERSON Mafco Four LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	9	of	27

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,732,140 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

36,170,530 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,732,140 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) Assumes the conversion of the Class B Common Stock referred to in Item 5 into shares of Class A Common Stock and the exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009, plus the 3,125,000 shares of Class B Common Stock outstanding on that date, plus the 62,500 shares issuable pursuant to the exercise of the options referred to in Item 5.

CUSIP No.	761525609	13D	Page	10	of	27

1	NAME OF REPORTING PERSON RCH Holdings One Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,718,092 shares of Class A Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

7,718,092 shares of Class A Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,718,092 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) The information set forth in Item 5 is incorporated herein by reference.
(2) As required by applicable regulations, the calculation of the Class A Common Stock outstanding excludes the 3,125,000 shares of Class B Common Stock referred to in Item 5 and the 62,500 shares of Class A Common Stock issuable upon exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009.

CUSIP No.	761525609	13D	Page	11	of	27

1	NAME OF REPORTING PERSON Raymond G. Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER

4,561,610 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,561,610 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) As required by applicable regulations, the calculation of the Class A Common Stock outstanding excludes the 3,125,000 shares of Class B Common Stock referred to in Item 5 and the 62,500 shares of Class A Common Stock issuable upon exercise of the options referred to in Item 5. Calculation based on 48,443,072 shares of Class A Common Stock outstanding as of October 8, 2009.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Revlon, Inc., a Delaware corporation (“Revlon” or the “Issuer”). The principal executive offices of Revlon are located at 237 Park Avenue, New York, New York 10017. The acquisition by the MacAndrews & Forbes Reporting Persons of 9,336,905 shares of Class A Common Stock in connection with the closing of the exchange offer by Revlon on October 8, 2009 (the “Exchange Offer”), which exceeded two percent of that class, required that the MacAndrews & Forbes Reporting Persons file this statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 2. Identity and Background
(a)	This Schedule 13D is being filed on behalf of Mr. Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), REV Holdings LLC, a Delaware limited liability company (“REV Holdings”), MacAndrews Cosmetics Holdings Inc., a Delaware corporation (“MacAndrews Cosmetics”), Mafco One LLC, a Delaware limited liability company (“Mafco One”), Mafco Four LLC, a Delaware limited liability company (“Mafco Four”), MacAndrews & Forbes Group, LLC, a Delaware limited liability company (“MacAndrews & Forbes Group”), RCH Holdings One Inc., a Delaware corporation (“RCH Holdings One”), and Mr. Raymond G. Perelman (each of the foregoing, a “Reporting Person,” and collectively, the “MacAndrews & Forbes Reporting Persons”). See Schedule A hereto for information regarding the additional entities and persons listed thereon.

(b)	The address of the principal business and principal office of the MacAndrews & Forbes Reporting Persons, other than Raymond G. Perelman, is 35 East 62nd Street, New York, New York 10065. The address of Raymond G. Perelman is 1 Bala Avenue, Suite 310, Bala Cynwyd, Pennsylvania, 19004.

(c)	Ronald O. Perelman is the Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings Inc. Its principal business address is 35 East 62nd Street, New York, New York 10065.

(d)	During the last five years, none of the MacAndrews & Forbes Reporting Persons or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)	During the last five years, none of the MacAndrews & Forbes Reporting Persons or any other person listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Ronald O. Perelman and Raymond G. Perelman are United States citizens. See Schedule A hereto for the citizenship of the additional persons listed thereon.
Item 3. Source and Amount of Funds or Other Consideration
     Prior to the initial public offering of Revlon in February 1996, Revlon was a wholly owned subsidiary of Revlon Worldwide Corporation, the then direct parent of Revlon, an indirect wholly-owned subsidiary of MacAndrews & Forbes which was subsequently merged into REV Holdings. In February 1996, Revlon conducted an initial public offering selling 862,500 shares of Class A Common Stock (share numbers in this Schedule 13D are adjusted for Revlon’s 1-for-10 reverse stock split that occurred on September 15, 2008).
     As part of the consideration for the transaction described in Item 4 below, in connection with the closing of the Exchange Offer, Revlon issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock, or one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer and MacAndrews & Forbes contributed to Revlon $48,645,275.05 (or $5.21 per share of Class A Common Stock exchanged in the Exchange Offer) of the aggregate outstanding principal amount of the Senior Subordinated Term Loan (which, as amended from time to time, we refer to as the “Senior Subordinated Term Loan”) between MacAndrews & Forbes and Revlon Consumer Products Corporation, Revlon’s wholly-owned operating subsidiary (“RCPC”). The other consideration for the transaction is set forth in Item 4 below. The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 4. Purpose of the Transaction
     Prior to the consummation of the Exchange Offer, the MacAndrews & Forbes Reporting Persons owned 28,207,735 shares of Class A Common Stock, representing approximately 58.2% of Revlon’s Class A Common Stock and 3,125,000 shares of Revlon’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”), representing 100% of Revlon’s outstanding Class B Common Stock, together representing 74.6% of the combined voting power of all of Revlon’s outstanding equity securities. As a result, the MacAndrews & Forbes Reporting Persons have been, and currently are, able to control the election of the entire Board of Directors of Revlon and control the vote on all matters submitted to a vote of Revlon’s stockholders, including the approval of mergers, consolidations, sales of some, all or substantially all of Revlon’s assets, issuances of capital stock and similar transactions. Prior to the consummation of the Exchange Offer, the MacAndrews & Forbes Reporting Persons filed a statement with the SEC with respect to the subject class of securities on Schedule 13G pursuant to Section 13(g) of the Exchange Act. The acquisition by the MacAndrews & Forbes Reporting Persons of 9,336,905 shares of Class A Common Stock in connection with the closing of the Exchange Offer, which exceeded two percent of that class, required that the MacAndrews & Forbes Reporting Persons file this statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Exchange Act.
     Revlon consummated its Exchange Offer in which each share of Revlon’s Class A Common Stock tendered and not withdrawn was exchanged for one (1) share of Revlon’s newly-issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), upon the terms and subject to the conditions set forth in the Schedule TO, including the Third Amended and Restated Offer to Exchange dated September 24, 2009 (the “Third Amended and Restated Offer to Exchange”).
     The acquisition of the 9,336,905 shares of Class A Common Stock by MacAndrews & Forbes was a part of a broader transaction pursuant to which, in connection with the closing of the Exchange Offer, (a) MacAndrews & Forbes contributed to Revlon $48,645,275.05 (or $5.21 per share of Class A Common Stock exchanged in the Exchange Offer) of the aggregate outstanding principal amount of the Senior Subordinated Term Loan (the “Contributed Loan”), (b) pursuant to the Amended and Restated Amendment No. 2 to the Senior Subordinated Term Loan, dated September 23, 2009, by and between RCPC and MacAndrews & Forbes (the “Senior Subordinated Term Loan Amendment”), (i) the maturity date of the Contributed Loan was extended from August 1, 2010 to October 8, 2013 (the fourth anniversary of the consummation of the Exchange Offer), and the interest rate on the Contributed Loan was changed from 11% to 12.75% per annum, and (ii) the maturity date of the portion of the Senior Subordinated Term Loan that remains owed to MacAndrews & Forbes (the “Non-Contributed Loan”) was extended from August 1, 2010 to October 8, 2014 (the fifth anniversary of the consummation of the Exchange Offer) and the interest rate on the Non-Contributed Loan was changed from 11% to 12% per annum, and, in consideration, (c) Revlon issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock in the aggregate, or one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer and (d) Revlon and MacAndrews & Forbes entered into the Contribution and Stockholder Agreement, dated as of August 9, 2009 (as amended on September 23, 2009, and as it may be further amended from time to time, the “Contribution and Stockholder Agreement”), RCPC and MacAndrews & Forbes entered into the Senior Subordinated Term Loan Amendment and MacAndrews & Forbes assigned to Revlon, and Revlon assumed, the rights and obligations as lender under the Senior Subordinated Term Loan with respect to the Contributed Loan. For a description of the Exchange Offer, including the background of the transaction, see the Third Amended and Restated Offer to Exchange (including the sections titled “Special Factors—Background of the Transaction,” “Description of Series A Preferred Stock” and Annex A), which is included as Exhibit 3 hereto and is incorporated by reference herein.
     The MacAndrews & Forbes Reporting Persons took action by written consent on August 9, 2009, as majority stockholders of Revlon, which was effective on September 9, 2009 to: (a) issue up to 20,235,337 shares of the Class A Common Stock to MacAndrews & Forbes in connection with the transactions described in the Third Amended and Restated Offer to Exchange, (b) in connection with the transactions described in the Third Amended and Restated Offer to Exchange, approve an amendment to Revlon’s restated certificate of incorporation to increase the number of authorized shares of Revlon’s preferred stock from 20 million to 50 million, and (c) approve an amendment to Revlon’s restated certificate of incorporation to clarify that the provision requiring that holders of the Class A Common Stock and holders of the Class B Common Stock receive the same consideration in certain business combinations shall only apply in connection with transactions involving third parties. Revlon filed the certificate of amendments to its restated certificate of incorporation on October 8, 2009.
     In connection with the Exchange Offer, MacAndrews & Forbes entered into the Contribution and Stockholder Agreement. Pursuant to the Contribution and Stockholder Agreement, MacAndrews & Forbes entered into the Senior Subordinated Term Loan Amendment and contributed to Revlon $5.21 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, and in consideration Revlon issued to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer, and entered into the Senior Subordinated Term Loan Amendment, each as discussed above. In connection with the closing of the Exchange Offer, MacAndrews & Forbes contributed to Revlon $48,645,275.05 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan and assigned to Revlon, and Revlon assumed, its rights and obligations as lender under the Senior Subordinated Term Loan with respect thereto. The remaining amount of the Non-Contributed Loan due to MacAndrews & Forbes under the Senior Subordinated Term Loan continues to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Senior Subordinated Term Loan Amendment.
     The Contribution and Stockholder Agreement also provides that, among other things, for the four-year period following consummation of the Exchange Offer (unless the Contribution and Stockholder Agreement is earlier terminated in accordance with its terms):
•	Unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, Revlon will use its reasonable best efforts to maintain the listing of its Class A Common Stock on the New York Stock Exchange (the “NYSE”); if the Class A Common Stock is de-listed from the NYSE, Revlon will use its reasonable best efforts to have the Class A Common Stock listed on another national securities exchange; and, in the event it is unable using its reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, Revlon will use its reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or Revlon from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement;

•	During any period in which Revlon is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act as amended, Revlon will file or furnish, as appropriate, with the SEC on a voluntary basis all periodic and other reports that are required of a company that is subject to such reporting requirements;

•	Revlon will maintain a majority of independent directors on its Board of Directors of Revlon, each of whom meets the “independence” criteria as set forth in Section 303A.02 of the NYSE Listed Company Manual;

•	Revlon agrees that, except for permissible short-form mergers described below, it will not engage in any transaction with any affiliate, other than Revlon’s subsidiaries, or with any legal or beneficial owner of 10% or more of the voting power of its stock, or any affiliate of such an owner, unless (i) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $5 million, such transaction or series of related transactions has been approved by all of the independent directors of Revlon and (ii) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $20 million, such transaction or series of related transactions has been determined, in the written opinion of a nationally recognized investment banking firm, to be fair, from a financial point of view, to Revlon. These restrictions do not apply to transactions contemplated by the Exchange Offer or entered into prior to the consummation of the Exchange Offer through other agreements or arrangements, those described in or pursuant to any agreement or arrangement described in Revlon’s proxy statement or other periodic public filings with the SEC on or prior to the consummation of the Exchange Offer, and those specifically permitted by Section 4.08 of the indenture governing RCPC’s 9 1/2% Senior Notes due April 1, 2011, as supplemented, amended or otherwise modified from time to time (the “9 1/2% Senior Notes Indenture”). These restrictions also do not apply to (1) a merger of equals or similar transaction or (2) a change of control of Revlon or similar transaction with a third party that is not an affiliate of Revlon or MacAndrews & Forbes; and

•	MacAndrews & Forbes agrees that it will not complete a short-form merger under Section 253 of the Delaware General Corporation Law (the “DGCL”) unless either (i) such transaction has been approved in advance by a majority of the independent directors of Revlon’s board of directors; provided that such independent directors will have first been duly authorized to negotiate with MacAndrews & Forbes or its affiliates, as applicable, and to retain, if they consider it necessary or advisable, outside independent financial advisors and legal counsel in connection with such negotiations and approval and in such merger the holders of Series A Preferred Stock retain their shares of Series A Preferred Stock or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock); or (ii) the short-form merger is preceded by a “qualifying tender offer” (as defined below) for the shares of Class A Common Stock held by unaffiliated holders of the Class A Common Stock and such qualifying tender offer is consummated without waiver of the condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction, in such merger the holders of Series A Preferred Stock retain their shares of Series A Preferred Stock, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), and if the majority-of-the-minority condition is met and MacAndrews & Forbes is eligible to complete a short-form merger in accordance with Section 253 of the DGCL following the consummation of such qualifying tender offer, then MacAndrews & Forbes or Revlon agrees to complete such a short-form merger in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive the same consideration that was offered in exchange for the Class A Common Stock in the qualifying tender offer.

“Qualifying tender offer” means any tender offer, exchange offer or similar transaction in which (1) the independent directors have the right to retain outside independent financial advisors and legal counsel in connection with such transaction and will be entitled to submit a Schedule 14D-9 under Rule 14d-9 of the Exchange Act on behalf of the Company in respect of the transaction, (2) MacAndrews & Forbes discloses in a Schedule TO with respect to the transaction its intention and firm commitment to effect a short-term merger in accordance with Section 253 of the DGCL in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive the same consideration offered in exchange for the Class A Common Stock in the transaction as promptly as practicable following the consummation of the transaction, and (3) the transaction is subject to a non-waivable condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction.
     Nothing in the Contribution and Stockholder Agreement prevents MacAndrews & Forbes or any of its affiliates or any other person listed on Schedule A hereto from acquiring shares of Revlon stock if they comply with the preceding provisions, if applicable.
     The Contribution and Stockholder Agreement cannot be amended or waived without the written agreement of the other party, and, in the case of Revlon, only upon authorization of a majority of Revlon’s independent directors.
     The foregoing summaries of the amendments to the Revlon restated certificate of incorporation, the Senior Subordinated Term Loan Amendment, the Certificate of Designation of Series A Preferred Stock and the Contribution and Stockholder Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the amendments to the Revlon restated certificate of incorporation, the Senior Subordinated Term Loan Amendment, the Certificate of Designation of Series A Preferred Stock and the Contribution and Stockholder Agreement, which are attached hereto as Exhibits 4, 7, 8, 9 and 10 are incorporated herein by reference.
     The MacAndrews & Forbes Reporting Persons acquired and continue to beneficially own the Class A Common Stock as a controlling stockholder of Revlon as reported herein. In addition, certain employees of MacAndrews & Forbes (currently Messrs. Ronald O. Perelman, David L. Kennedy and Barry F. Schwartz) are members of the Board of Directors of Revlon. The MacAndrews & Forbes Reporting Persons intend to, through their representation on the Board of Directors of Revlon and otherwise, continue to communicate with Revlon’s Board of Directors, members of management, security holders, creditors, business relations or other persons on matters relevant to Revlon’s business, which may involve various operational, strategic, management, financial or governance matters, including the refinancing of indebtedness, other financing transactions, strategic transactions or other matters pertaining to Revlon’s capital structure, and to otherwise work with management and/or the Board of Directors of Revlon in the management and operation of Revlon’s business.
     As a result of MacAndrews & Forbes’ ownership of approximately 77.3% of the combined voting power of the Class A Common Stock (assuming the exercise of the options referred to in Item 5), Class B Common Stock and Series A Preferred Stock, MacAndrews & Forbes is able to elect the entire Revlon board of directors and intends to control any election to fill any vacancy on the Revlon board of directors.
     Subject to the limitations in this Item 4, to the extent applicable, nothing prevents the MacAndrews & Forbes Reporting Persons, any of their affiliates or any other person listed on Schedule A hereto from purchasing Revlon securities in open market or private transactions or otherwise. Subject to the limitations in this Item 4, to the extent applicable, the MacAndrews & Forbes Reporting Persons and/or any other person listed on Schedule A hereto from time to time may increase or may decrease their investment in Revlon through shares of Common Stock or other capital stock of Revlon in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Revlon’s capital stock, subsequent developments affecting Revlon, Revlon’s business and prospects, other investment and business opportunities available to the MacAndrews & Forbes Reporting Persons or such other person listed on Schedule A hereto, general stock market and economic conditions, tax considerations and other factors considered relevant. Pursuant to the limitations set forth in the Contribution and Stockholder Agreement, the Class A Common Stock could be de-listed from the NYSE or deregistered under the Exchange Act if the MacAndrews & Forbes Reporting Persons acquire a sufficient number of shares such that the Class A Common Stock no longer qualifies for NYSE listing or registration under the Exchange Act, and if the MacAndrews & Forbes Reporting Persons acquire greater than 90% of the outstanding Class A Common Stock, they may, and in the event of a successful qualifying tender offer must, consummate a short-form merger in accordance with Section 253 of the DGCL. The MacAndrews & Forbes Reporting Persons or any other person listed on Schedule A hereto may also in the future provide financing to Revlon or its subsidiaries (which they have done in the past).

     Shares of Class A Common Stock and shares of intermediate holding companies between Revlon and MacAndrews & Forbes are, and may from time to time be, pledged to secure obligations of MacAndrews & Forbes. A default under any of these obligations that are secured by the pledged shares could cause a foreclosure with respect to such shares of Class A Common Stock or stock of intermediate holding companies. If a sufficient number of shares of Class A Common Stock were to be so pledged, a foreclosure upon such shares could constitute a “change of control” under RCPC’s bank term loan agreement and its multicurrency revolving credit agreement, the Senior Subordinated Term Loan or the 9 1/2% Senior Notes Indenture.
     Except as set forth above, none of the MacAndrews & Forbes Reporting Persons or any other person listed on Schedule A hereto has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Revlon, or the disposition of securities of Revlon (other than as a result of any refinancing of RCPC’s indebtedness); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Revlon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Revlon or any of its subsidiaries; (d) any change in the present Board of Directors of Revlon or management of Revlon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of Revlon (other than a current vacancy); (e) any material change in the present capitalization or dividend policy of Revlon (other than as a result of (1) the Exchange Offer or (2) any refinancing of RCPC’s indebtedness); (f) any other material change in Revlon’s business or corporate structure; (g) any changes in Revlon’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Revlon by any person; (h) causing a class of securities of Revlon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Revlon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	MacAndrews & Forbes, the sole stockholder of which is Ronald O. Perelman, directly or indirectly owns all the stock or membership interests, as applicable, of M&F LLC, REV Holdings, MacAndrews Cosmetics, Mafco One, Mafco Four and MacAndrews & Forbes Group. (i) 29,503,048 shares of Revlon Class A Common Stock are beneficially owned by MacAndrews & Forbes or its wholly-owned subsidiaries; (ii) 4,561,610 shares of Class A Common Stock are beneficially owned by Raymond G. Perelman (MacAndrews & Forbes may be deemed to beneficially own 4,561,610 shares of Class A Common Stock beneficially owned by Raymond G. Perelman because it holds an irrevocable voting proxy with respect to those shares. Those shares are included in the totals reported on Items 8, 10, 11 and 13 on the attached Cover Pages for all of the filers except RCH Holdings One Inc.); (iii) 323,500 shares of Revlon Class A Common Stock are held directly by Ronald O. Perelman; (iv) 7,718,092 shares of Revlon Class A Common Stock are owned by RCH Holdings One Inc., a holding company in which each of Mr. Perelman and The Ronald O. Perelman 2008 Trust own 50% of the shares (Ronald O. Perelman may be deemed to beneficially own the 7,718,092 shares of Class A Common Stock beneficially owned by RCH Holdings One Inc. because Ronald O. Perelman has shared voting and dispositive power with respect to such shares. Those shares are included in the totals reported on Items 8, 10, 11 and 13 on the attached Cover Pages for all of the filers except Raymond G. Perelman.); and (v) 62,500 shares of Revlon Class A Common Stock may be acquired by Ronald O. Perelman under vested stock options.

MacAndrews & Forbes also beneficially owns all of the outstanding 3,125,000 shares of Class B Common Stock, each of which is convertible into one share of Class A Common Stock. The rights of holders of shares of Class A Common Stock and Class B Common Stock are substantially identical, except that the holders of Class B Common Stock are entitled to ten (10) votes per share, while holders of Class A Common Stock are entitled to one vote per share, on all matters to be voted on by stockholders.

The total Common Stock ownership of the MacAndrews & Forbes Reporting Persons represents approximately 77.5% of the Class A Common Stock, 100% of the Class B Common Stock and approximately 77.3% of the combined voting power of all of Revlon’s outstanding equity securities as of October 8, 2009 (assuming exercise of the 62,500 options held by Ronald O. Perelman).

The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

See Schedule A hereto for information regarding the additional persons listed thereon.

(b)	See Item 5(a) above.

(c)	Revlon consummated the Exchange Offer on October 8, 2009, pursuant to which it exchanged 9,336,905 shares of Class A Common Stock for an equal number of shares of Series A Preferred Stock. In connection with the closing of the Exchange Offer, (i) MacAndrews & Forbes contributed to Revlon $48,645,275.05 (or $5.21 per share of Class A Common Stock exchanged in the Exchange Offer) of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC, for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, (ii) the maturity date of the Contributed Loan was extended from August 1, 2010 to October 8, 2013 (the fourth anniversary of the consummation of the Exchange Offer), and the interest rate on the Contributed Loan was changed from 11% to 12.75% per annum and the maturity date of the Non-Contributed Loan was extended from August 1, 2010 to October 8, 2014 (the fifth anniversary of the consummation of the Exchange Offer) and the interest rate on the Non-Contributed Loan was changed from 11% to 12% per annum, and, in consideration, (iii) Revlon issued to MacAndrews & Forbes 9,336,905 shares of Class A Common Stock in the aggregate, or one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer and (iv) Revlon and MacAn drews & Forbes entered into the Contribution and Stockholder Agreement, RCPC and MacAndrews & Forbes entered into the Senior Subordinated Term Loan Amendment and MacAndrews & Forbes assigned to Revlon, and Revlon assumed, the rights and obligations as lender under the Senior Subordinated Term Loan with respect to the Contributed Loan.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the MacAndrews & Forbes Reporting Persons have entered into an agreement on October 16, 2009, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     MacAndrews & Forbes entered into the Contribution and Stockholder Agreement, which is included as Exhibits 9 and 10 hereto.
     Ronald O. Perelman has the right to acquire 62,500 shares pursuant to vested stock options.
     As of June 20, 2003, MacAndrews & Forbes executed a joinder agreement to the registration rights agreement (the “Registration Rights Agreement”) entered into as of March 5, 1996, by and between Revlon and Revlon Worldwide Corporation, the then direct parent of Revlon (which subsequently merged into REV Holdings), prior to the consummation of Revlon’s initial public equity offering in February 1996. Pursuant to the Registration Rights Agreement, REV Holdings, MacAndrews & Forbes and certain transferees of Revlon’s common stock held by REV Holdings (the “Holders”) have the right to require Revlon to register under the Securities Act of 1933, as amended, all or part of the Class A Common Stock owned by such Holders, including, without limitation, shares of Class A Common Stock purchased by MacAndrews & Forbes in connection with the $50.0 million equity rights offering consummated by Revlon in 2003 and shares of Class A Common Stock issuable upon conversion of Revlon’s Class B Common Stock owned by such Holders (a “Demand Registration”).
     In March 2004, Revlon exchanged approximately $804 million of RCPC debt, $54.6 million of Revlon preferred stock and $9.9 million of accrued interest for 29,996,949 shares of Class A Common Stock (the “Revlon Exchange Transactions”), in a series of transactions designed to reduce RCPC’s levels of indebtedness. In connection with the closing of the Revlon Exchange Transactions and pursuant to an Investment Agreement entered into in connection with such transactions (the “2004 Investment Agreement”), MacAndrews & Forbes executed a joinder agreement, dated as of March 25, 2004, that provided that all shares acquired by MacAndrews & Forbes pursuant to the 2004 Investment Agreement are deemed to be registrable securities under the Registration Rights Agreement. This included all of the shares of Class A Common Stock acquired by MacAndrews & Forbes in connection with Revlon’s $110 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in March 2006, and Revlon’s $100 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in January 2007.
     In addition, pursuant to the Registration Rights Agreement, the holders have the right to participate in registrations by Revlon of its Class A Common Stock (a “Piggyback Registration”).
     Pursuant to the Registration Rights Agreement, the Holders will pay all out-of-pocket expenses incurred in connection with any Demand Registration and Revlon will pay any expenses incurred in connection with a Piggyback Registration (except for underwriting discounts, commissions and expenses attributable to the shares of Class A Common Stock sold by such Holders).
     In addition, (a) Revlon, RCPC and MacAndrews & Forbes LLC, a wholly-owned subsidiary of MacAndrews & Forbes have entered into reimbursement agreements (the “Reimbursement Agreements”) pursuant to which (i) MacAndrews & Forbes LLC is obligated to provide (directly or through affiliates) certain professional and administrative services, including, without limitation, employees, to Revlon and its subsidiaries, including, without limitation, RCPC, and purchase services from third party providers, such as insurance, legal and accounting services and air transportation services, on behalf of Revlon and its subsidiaries, including, without limitation, RCPC, to the extent requested by RCPC, and (ii) RCPC is obligated to provide certain professional and administrative services, including, without limitation, employees, to MacAndrews & Forbes and purchase services from third party providers, such as insurance, legal and accounting services, on behalf of MacAndrews & Forbes to the extent requested by MacAndrews & Forbes, provided that in each case the performance of such services does not cause an unreasonable burden to MacAndrews & Forbes or RCPC, as the case may be, (b) Revlon Holdings LLC, a Delaware limited liability company and formerly a Delaware corporation known as Revlon Holdings Inc. (“Revlon Holdings”), Revlon, RCPC and certain of its subsidiaries, and MacAndrews & Forbes entered into a tax sharing agreement (as subsequently amended and restated, the “MacAndrews & Forbes Tax Sharing Agreement”) pursuant to which MacAndrews & Forbes agreed to indemnify Revlon and RCPC against federal, state or local income tax liabilities of the affiliated group of which MacAndrews & Forbes was the common parent (other than in respect of Revlon and RCPC) for taxable periods beginning on or after January 1, 1992 during which Revlon and RCPC or a subsidiary of RCPC was a member of such group and, for all such taxable periods, RCPC was required to pay to Revlon, which in turn was required to pay to Revlon Holdings, amounts equal to the taxes that RCPC would otherwise have had to pay if it were to file separate federal, state or local income tax returns (including, without limitation, any amounts determined to be due as a result of a redetermination arising from an audit or otherwise of the consolidated or combined tax liability relating to any such period which was attributable to RCPC), except that RCPC was not entitled to carry back any losses to taxable periods ending prior to January 1, 1992, and (c) RCPC entered into the Senior Subordinated Term Loan Agreement with MacAndrews & Forbes.
     For a description of the MacAndrews & Forbes Tax Sharing Agreement and the Senior Subordinated Term Loan Agreement, see Exhibits 11, 5, 6 and 7 hereto, each of which are incorporated by reference herein.
     The responses set forth in Item 4 hereof are incorporated by reference in their entirety. Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Revlon.
Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of October 16, 2009, by and among Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., MacAndrews & Forbes LLC, REV Holdings LLC, MacAndrews Cosmetics Holdings Inc., Mafco One LLC, Mafco Four LLC, MacAndrews & Forbes Group, LLC, RCH Holdings One Inc., and Mr. Raymond G. Perelman.

Exhibit 2	Voting Proxy, dated as of March 15, 2004, of Raymond G. Perelman and Ruth Perelman.

Exhibit 3	Third Amended and Restated Offer to Exchange, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

Exhibit 4	Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc. (incorporated by reference to Exhibit (d)(10) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on October 8, 2009).

Exhibit 5	MacAndrews & Forbes Senior Subordinated Term Loan Agreement, dated as of January 30, 2008, between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Exhibit 10.1 to Revlon Consumer Products Corporation’s Current Report on Form 8-K filed on February 1, 2008).

Exhibit 6	Amendment No. 1 to MacAndrews & Forbes Senior Subordinated Term Loan Agreement, dated as of November 14, 2008, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Exhibit 10.1 to Revlon Consumer Products Corporation’s Current Report on Form 8-K filed on November 14, 2008).

Exhibit 7	Amended and Restated Amendment No. 2 to the Senior Subordinated Term Loan, dated September 23, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Exhibit (d)(7) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

Exhibit 8	Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Exhibit (d)(9) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on October 8, 2009).

Exhibit 9	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(G) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 27, 2009).

Exhibit 10	Amendment No. 1 to the Contribution and Stockholder Agreement, dated September 23, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Exhibit (d)(6) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

Exhibit 11	Tax Sharing Agreement, dated as of June 24, 1992, by and among MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), Revlon, Inc., Revlon Consumer Products Corporation and certain subsidiaries of Revlon Consumer Products Corporation (the “Tax Sharing Agreement”), as amended and restated as of January 1, 2001 (incorporated by reference to Exhibit 10.2 of Revlon Consumer Products Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on February 25, 2002).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated: October 16, 2009

/s/ Ronald O. Perelman
Ronald O. Perelman

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS & FORBES LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

REV HOLDINGS LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS COSMETICS HOLDINGS INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MAFCO ONE LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MAFCO FOUR LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MACANDREWS & FORBES GROUP, LLC
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

RCH HOLDINGS ONE INC.
By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

/s/ Raymond G. Perelman
Raymond G. Perelman

Schedule A
MacAndrews & Forbes Holdings Inc.
     Executive officers and directors of MacAndrews & Forbes Holdings Inc., a Delaware corporation:

Name	Principal Occupation

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Holdings Inc.

Michael W. Mitchell	Executive Vice President and General Counsel of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc.
     Mr. Schwartz is the beneficial owner of 22,014 shares of Series A Preferred Stock (less than 1% of the shares of Series A Preferred Stock and less than 1% of the combined voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock) and Mr. Savas is the beneficial owner of 98,900 shares of Series A Preferred Stock (less than 1% of the shares of Series A Preferred Stock and less than 1% of the combined voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock). Except as reported in the prior sentence and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The director’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes are United States citizens.
MacAndrews & Forbes LLC
     Controlling persons and officers of MacAndrews & Forbes LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of MacAndrews & Forbes LLC

Barry F. Schwartz	Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes LLC

Michael W. Mitchell	Executive Vice President and General Counsel of MacAndrews & Forbes LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes LLC
     MacAndrews & Forbes Holdings Inc. is the sole member of MacAndrews & Forbes LLC.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The controlling person’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes LLC are United States citizens.

REV Holdings LLC
     Controlling persons and officers of REV Holdings LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of REV Holdings LLC

Barry F. Schwartz	Executive Vice Chairman and Chief Administrative Officer of REV Holdings LLC

Michael W. Mitchell	Executive Vice President and General Counsel of REV Holdings LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of REV Holdings LLC
     Revlon Holdings LLC is the sole member of REV Holdings LLC.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The controlling person’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of REV Holdings LLC are United States citizens.
MacAndrews & Forbes Cosmetics Holdings Inc.
     Executive officers and directors of MacAndrews & Forbes Cosmetics Holdings Inc., a Delaware corporation:

Name	Title

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Cosmetics Holdings Inc.

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Cosmetics Holdings Inc.

Michael W. Mitchell	Executive Vice President and General Counsel of MacAndrews & Forbes Cosmetics Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings Inc.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The director’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of MacAndrews & Forbes Cosmetics Holdings Inc. are United States citizens.
Mafco One LLC
     Controlling persons and officers of Mafco One LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of Mafco One LLC

Barry F. Schwartz	Executive Vice Chairman and Chief Administrative Officer of Mafco One LLC

Name	Title

Michael W. Mitchell	Executive Vice President and General Counsel of Mafco One LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of Mafco One LLC
     MacAndrews & Forbes Holdings Inc. is the sole member of Mafco One LLC.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The controlling person’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of Mafco One LLC are United States citizens.
Mafco Four LLC
     Controlling persons and officers of Mafco Four LLC, a Delaware limited liability company:

Name	Title

Michael W. Mitchell	Executive Vice President and General Counsel of Mafco Four LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of Mafco Four LLC
     MacAndrews & Forbes LLC is the sole member of Mafco Four LLC.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The controlling person’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of Mafco Four LLC are United States citizens.
MacAndrews & Forbes Group, LLC
     Controlling persons and officers of MacAndrews & Forbes Group, LLC, a Delaware limited liability company:

Name	Title

Ronald O. Perelman	Chairman and Chief Executive Officer of MacAndrews & Forbes Group, LLC

Barry F. Schwartz	Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Group, LLC

Michael W. Mitchell	Executive Vice President and General Counsel of MacAndrews & Forbes Group, LLC

Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Group, LLC
     MacAndrews & Forbes LLC is the sole member of MacAndrews & Forbes Group, LLC.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The controlling person’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the officers of MacAndrews & Forbes Group, LLC are United States citizens.

RCH Holdings One Inc.
     Executive officers and directors of RCH Holdings One Inc., a Delaware corporation:

Name	Title

Ronald O. Perelman	Director and Chairman of RCH Holdings One Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of RCH Holdings One Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of RCH Holdings One Inc.
     Except as reported in “MacAndrews & Forbes Holdings Inc.” above and in Item 5, none of the persons listed above beneficially owns any shares of Common Stock or Series A Preferred Stock. The director’s and officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers of RCH Holdings One Inc. are United States citizens.

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